Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF BYLAWS OF

NEUROCRINE BIOSCIENCES, INC.

(A DELAWARE CORPORATION)

On September 21, 2016, the Board of Directors of Neurocrine Biosciences, Inc. approved an amendment of the Bylaws of the corporation to add a new Article X, which shall read in its entirety as follows:

ARTICLE X

FORUM FOR ADJUDICATION OF DISPUTES

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of Delaware, the certificate of incorporation or the bylaws of the corporation, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article.